[Letterhead of Arnold & Porter Kaye Scholer LLP]

April 12, 2021

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Kluck

    Special Counsel

    Michael Coco

    Office Chief

Re:	Republic of Colombia

  Registration Statement under Schedule B

  Filed February 26, 2021

  File No. 333-253587

  Form 18-K for Fiscal Year Ended December 31, 2019

  Filed September 24, 2020, as amended February 16, 2021

  File No. 033-73840

Dear Mr. Kluck,

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 25, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”) and Annual Report on Form 18-K, for the fiscal year ended December 31, 2019 (the “2019 18-K”), as amended. On behalf of the Republic of Colombia (the “Republic”), we are responding to the Comment Letter, as set forth below.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Republic’s response. With this letter, and bearing the same date, the Republic is filing Amendment No. 2 to the 18-K on Form 18-K/A (“Amendment No. 2”).

***

Form 18-K for Fiscal Year Ended December 31, 2019

General

1.

To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. For example, we note that the data for the Economic Indicators are preliminary on page D-2 of Exhibit 99.D to Form 18-K filed on September 24, 2020.

In response to the Staff’s comment, the Republic has updated its Form 18-K by filing Amendment No. 2 to include disclosure updating all relevant public statistics and information to include the most recent publicly available data.

According to the statistical methodology of the authorities in charge of publishing certain economic indicators in the Republic, some data is defined as preliminary, which means that the information is published after the reference period, but it can vary in subsequent publications based on consolidated statistical information. For example, in the case of GDP, which is published by the National Department of Statistics – DANE, preliminary figures are published in March during the year succeeding the reference period and become final two years thereafter.

2.

We note your updates and related disclosures in Exhibit 99.6 to Amendment No. 1 to Form 18-K filed on February 16, 2021. To the extent material, please disclose information and updates in regards to the following:

•	COVID-19 related disclosures;

•	Your bond offering and tender offer as disclosed in your EDGAR filings on January 13, 2021;

•	Activities by certain political or insurgent groups such as those related to illegal mining or trafficking activities; and

•	Protests from environmental groups on mining operations and related governmental policies.

In response to the Staff’s comment, the Republic has updated Form 18-K by filing Amendment No. 2 to include disclosure updating all material disclosures, including but not limited to the items identified in the Staff’s comment.

Form 18-K

Exhibit 99.D

Monetary system, D-66

3.	Please disclose whether Colombia’s currency is fixed or floating. Also, discuss whether there are any restrictions on the tradability of the currency.

The Republic’s currency, the peso, is floating. This information can be found on page D-71 of Exhibit D to Form 18-K filed on September 24, 2020, describing the Republic’s floating foreign exchange regime. In response to the Staff’s comment, the Republic has included disclosure in Amendment No. 2 stating the free floating nature of Colombia’s currency.

In response to the Staff’s comment regarding any restrictions on the tradability of the peso, the Republic has added disclosure in Amendment No. 2.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at gregory.harrington@arnoldporter.com or (202) 942 5082.

Very truly yours,

/s/ Gregory Harrington
Gregory Harrington

Enclosures

cc:	Susana Pilar Berenguer Visbal
Consul General of the Republic of Colombia in the City of New York
Consulate of Colombia